SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: August 21, 2014

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

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101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NAVIOS MARITIME ACQUISITION CORPORATION

FORM 6-K

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-170896 and 333-191266.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three and six month periods ended June 30, 2014 and 2013 of Navios Maritime Acquisition Corporation (referred to herein as “we,” “us” or “Navios Acquisition”). All of the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Acquisition’s 2013 Annual Report filed on Form 20-F with the Securities and Exchange Commission.

This Report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Acquisition’s current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for product and chemical tankers, fluctuation of charter rates, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission.

Recent Developments and History

Dividend Policy

On August 11, 2014, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2014 of $0.05 per share of common stock payable on October 2, 2014 to stockholders of record as of September 17, 2014. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

Vessel Deliveries

On June 16, 2014, Navios Acquisition took delivery of the Nave Neutrino, a 2003-built 298,287 dwt VLCC, from an unaffiliated third party, for a total cost of $43.7 million. The Nave Neutrino has been chartered out to a high quality counterparty for six months at a rate based on an adjusted BITR TD3 index with an option for an additional six month period.

On July 21, 2014, Navios Acquisition took delivery of the Nave Electron, a 2002-built VLCC of 305,178 dwt, from an unaffiliated third party, for a purchase price of $41.0 million. The Nave Electron has been chartered out to a high quality counterparty for a minimum of one year at a rate based on charterer’s VLCC pool earnings.

Equity Transactions

As of August 20, 2014, Navios Acquisition had outstanding: 151,664,942 shares of common stock, 3,000 shares of Series A Convertible Preferred Stock, 540 shares of Series B Convertible Preferred Stock issued in connection with the acquisition of two LR1 product tankers, 1,000 shares of Series C Convertible Preferred Stock issued to Navios Maritime Holdings Inc. (“Navios Holdings”) and 1,200 shares of Series D Convertible Preferred Stock issued in connection with the acquisition of four LR1 product tankers.

Fleet

Our “core fleet” refers to our tanker vessels, including newbuildings yet to be delivered. As of August 20, 2014, our core fleet consists of 44 vessels totaling 5,049,746 dwt. The 38 vessels currently in operation total approximately 4,744,946 dwt and have an average age of 4.8 years. Navios Acquisition has currently fixed 96.7%, 52.3% and 21.7% of its 2014, 2015 and 2016 available days, respectively, of its core fleet, representing expected contracted revenues (net of commissions), based on the rates from current charter agreements of $229.9 million, $162.3 million and $108.4 million, respectively. Although these revenues are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these revenues would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet is $18,857, $21,853 and $30,989 for 2014, 2015 and 2016, respectively.

Vessels	Type	Built/ Delivery Date	DWT	Net Charter Rate (1)		Profit Share	Expiration Date (2)
Owned Vessels
Nave Cielo	LR1 Product Tanker	2007	74,671	12,838	(3)	50%/50%	May 2015
Nave Ariadne	LR1 Product Tanker	2007	74,671	12,838	(3)	50%/50%	May 2015
Nave Cosmos	Chemical Tanker	2010	25,130	12,188		50%/50%	August 2014
				Floating Rate		None	August 2015
Nave Polaris	Chemical Tanker	2011	25,145	Floating Rate		None	July 2015
Nave Celeste	VLCC	2003	298,717	42,705		None	December 2016
C. Dream	VLCC	2000	298,570	29,625		50% above $30,000	March 2019
						40% above $40,000
Shinyo Ocean	VLCC	2001	281,395	38,400		50% above $43,500	January 2017
Shinyo Kannika	VLCC	2001	287,175	38,025		50% above $44,000	February 2017
Shinyo Saowalak	VLCC	2010	298,000	48,153		35% above $54,388	June 2025
						40% above $59,388
						50% above $69,388
Shinyo Kieran	VLCC	2011	297,066	48,153		35% above $54,388	June 2026
						40% above $59,388
						50% above $69,388
Buddy	MR2 Product Tanker	2009	50,470	13,825		None	October 2014
Bull	MR2 Product Tanker	2009	50,542	Repositioning
Nave Andromeda	LR1 Product Tanker	2011	75,000	12,000	(4)	100% up to $15,000	November 2014
				13,000		100% up to $16,000	November 2015
						50% above $16,000
Nave Estella	LR1 Product Tanker	2012	75,000	11,850	(5)	90% up to $15,000	January 2015
						50% above $15,000
Nave Atria	MR2 Product Tanker	2012	49,992	13,331	(6)	50%/50%	July 2015
Nave Cassiopeia	LR1 Product Tanker	2012	74,711	12,838	(3)	50%/50%	February 2015
Nave Cetus	LR1 Product Tanker	2012	74,581	12,838	(3)	50%/50%	April 2015
Nave Aquila	MR2 Product Tanker	2012	49,991	13,331	(6)	50%/50%	November 2015
Nave Bellatrix	MR2 Product Tanker	2013	49,999	13,331	(7)	50%/50%	January 2016
Nave Rigel	LR1 Product Tanker	2013	74,673	11,850		50%/50%	August 2014
				12,838	(3)	50%/50%	August 2015
Nave Orion	MR2 Product Tanker	2013	49,999	13,331	(7)	50%/50%	March 2016
Nave Atropos	LR1 Product Tanker	2013	74,695	11,850		50%/50%	October 2014
				12,838	(3)	50%/50%	October 2015
Nave Titan	MR2 Product Tanker	2013	49,999	13,825	(8)	50%/50%	June 2016
Nave Equinox	MR2 Product Tanker	2007	50,922	14,813	(11)	None	May 2015
Nave Capella	MR2 Product Tanker	2013	49,995	13,825	(9)	None	January 2015
Nave Pulsar	MR2 Product Tanker	2007	50,922	14,813	(11)	None	May 2015
Nave Universe	Chemical Tanker	2013	45,513	14,869	(10)	50%/50%	July 2015
Nave Constellation	Chemical Tanker	2013	45,281	14,869	(10)	50%/50%	September 2015
Nave Alderamin	MR2 Product Tanker	2013	49,998	15,000		None	February 2015
Bougainville	MR2 Product Tanker	2013	50,626	15,356	(12)	100%	September 2014
				15,663		100%	September 2015
				15,976		100%	September 2016
				16,296		100%	September 2017
Nave Dorado	MR2 Product Tanker	2005	47,999	12,500		100% up to $14,000	October 2014

						50% above $14,000
Nave Lucida	MR2 Product Tanker	2005	47,999	12,500		100% up to $14,000	October 2014
						50% above $14,000
Nave Galactic	VLCC	2009	297,168	Floating Rate	(14)	None	February 2015
Nave Quasar	VLCC	2010	297,376	20,475	(16)	50% above $24,375	February 2015
Nave Buena Suerte	VLCC	2011	297,491	Floating Rate	(15)	None	March 2015
Nave Jupiter	MR2 Product Tanker	2014	49,999	14,319	(13)	50%/50%	May 2016
Nave Neutrino	VLCC	2003	298,287	Floating Rate	(14)	None	December 2014
Nave Electron	VLCC	2002	305,178	Floating Rate	(15)	None	July 2015
Owned Vessels to be Delivered
Nave Luminosity	MR2	Q3 2014	50,000	14,319	(13)	50%/50%
Nave Pyxis	MR2	Q3 2014	51,200
Nave Velocity	MR2	Q4 2014	50,000	14,319	(13)	50%/50%
Nave Sextans	MR2	Q4 2014	51,200
TBN	MR2	Q3 2015	51,200
TBN	MR2	Q4 2015	51,200

(1)	Net time charter-out rate per day (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery by charterers.
(3)	Charterer’s option to extend the charter for an additional year at $13,825 net per day plus 50% profit sharing.
(4)	Charterer’s option to extend the charter for one year at a rate of $14,000 net for the second optional year plus 100% profit up to $17,000 plus 50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(5)	Charterer’s option to extend the charter for 1+1 years at $11,850 net for the first optional year plus 90% profit up to $16,000 plus 50% profit sharing above $16,000; $11,850 net for the second optional year plus 90% profit up to $17,000 plus 50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(6)	Charterer’s option to extend the charter for 1+ 1 years at $14,566 net for the first optional year plus profit sharing; $15,553 net for the 2nd optional year plus profit sharing. The profit sharing will be calculated monthly and profits will be split equally between each party. Profit sharing formula incorporates $1,000 premium above the relevant index.
(7)	Charterer’s option to extend the charter for one year at $14,813 net plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.
(8)	Charterer’s option to extend the charter for one year at $15,306 net plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.
(9)	Charterer’s option to extend for one year at $14,813 net per day.
(10)	Charterer’s option to extend for an additional year at a rate of $16,088 net per day, plus 50% profit sharing.
(11)	Profit sharing based on a formula which incorporates a premium when vessels are trading in ice. Charterer has been granted an option for an additional six months at the same terms.
(12)	Rate can reach a maximum of $20,475 net per day calculated basis a specific world scale formula. Both rate and ceiling increase by 2% annually.
(13)	Charter duration of two years. Charterer’s option to extend for an additional year at a rate of $15,306 net per day plus 50% profit sharing.
(14)	Rate is based upon daily Baltic International Tanker Routes (“BITR”), Route Tanker Dirty 3 ME Gulf to Japan (“TD3”) adjusted for vessel’s service speed/cons.
(15)	Rate based on VLCC pool earnings.
(16)	Charterer has been granted an option for an additional year at a base rate of $25,350 (net) per day plus 50% profit sharing in excess of $29,250 (net) per day.

Charter Policy and Industry Outlook

Our core fleet, as of August 20, 2014, consists of 44 vessels, of which seven are VLCCs chartered out for an average remaining duration of 5.0 years at approximately $37,934 net per day, four are VLCCs chartered out with a floating rate and 27 are product tankers chartered out for original periods up to four years, with the remaining six vessels yet to be delivered. Of the six vessels expected to be delivered during the remainder of 2014 and through the fourth quarter of 2015, we have already chartered out two MR2 tanker vessels for two years each. As a result, the remaining average charter out period of our entire fleet is 1.7 years. Many of our charters have profit sharing arrangements (see fleet table above). We intend to deploy the open vessels that have not been chartered out to leading charterers in a mix of long, medium and short-term time charters, depending on the vessels positions, seasonality and market outlook. This chartering strategy is intended to allow us to capture increased profits during strong charter markets, while developing relatively stable cash flows from longer term time charters. We will also seek profit sharing arrangements in our long-term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates.

We intend to grow our fleet using Navios Holdings’ global network of relationships and extensive experience in the marine transportation industry, coupled with our financial resources and financing capability, to make selective acquisitions of young, high-quality, modern, double-hulled vessels in the product, crude oil and chemical tanker sectors. Vessel prices in these sectors have been severely affected by the continuing scarcity of debt financing available to shipping industry participants resulting from the recent worldwide financial crisis and because of charter rates for crude, product and chemical tankers that have fallen from their highs of 2008 creating significant opportunities to acquire vessels near historically low (inflation-adjusted) prices and employ them in a manner that will provide attractive returns on capital.

Factors Affecting Navios Acquisition’s Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;

•	the ability of Navios Holdings’ commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	Navios Holdings’ ability to satisfy technical, health, safety and compliance standards of major commodity traders; and

•	the strength of and growth in the number of our customer relationships, especially with major commodity traders.

In addition to the factors discussed above, we believe certain specific factors will impact our condensed consolidated results of operations. These factors include:

•	the charter hire earned by our vessels under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any dividend to our stockholders.

Voyage and Time Charter

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Acquisition’s owned fleet, currently in the water, is 4.8 years. But, as such fleet ages or if Navios Acquisition expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

Set forth below are selected historical and statistical data for Navios Acquisition for each of the three and six month periods ended June 30, 2014 and 2013 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three month period ended June 30,		Six month period ended June 30,
	2014 (unaudited)	2013 (unaudited)	2014 (unaudited)	2013 (unaudited)
FLEET DATA
Available days(1)	3,288	2,095	6,367	3,927
Operating days(2)	3,280	2,094	6,349	3,924
Fleet utilization(3)	99.8%	100%	99.7%	99.9%
Vessels operating at period end	37	25	37	25
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$18,508	$22,155	$19,009	$22,887

Navios Acquisition believes that the important measures for analyzing trends in its results of operations consist of the following:

(1)	Available days: Available days for the fleet represent total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Acquisition’s vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off hire for reasons other than scheduled repairs, drydockings and special surveys.

(4)	Time Charter Equivalent Rate: Time Charter Equivalent (“TCE”) Rate is defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE Rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels of various types of charter contracts for the number of available days of the fleet.

Period over Period Comparisons

For the Three Month Period ended June 30, 2014 compared to the Three Month Period ended June 30, 2013

The following table presents condensed consolidated revenue and expense information for the three month periods ended June 30, 2014 and 2013. This information was derived from the unaudited condensed consolidated revenue and expense accounts of Navios Acquisition for the respective periods.

Expressed in thousands of U.S. dollars	For the Three Months Ended June 30, 2014 (unaudited)	For the Three Months Ended June 30, 2013 (unaudited)
Revenue	$62,242	$47,057
Time charter and voyage expenses	(1,392)	(647)
Direct vessel expenses	(477)	(762)
Management fees	(23,787)	(15,826)
General and administrative expenses	(3,726)	(1,123)
Depreciation and amortization	(16,959)	(16,123)
Interest income	169	43
Interest expenses and finance cost, net	(18,147)	(14,048)
Loss on sale of vessel	(904)	—
Other income/(expense) , net	177	(107)

Net loss	$(2,804)	$(1,536)

Adjusted EBITDA(1)	$34,972	$29,354

(1)	Adjusted EBITDA is a non-GAAP financial measure. See “—Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities” for a description of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to the most comparable measure under US GAAP.

Revenue: Revenue for the three month period ended June 30, 2014 increased by $15.2 million or 32.3% to $62.2 million, as compared to $47.1 million for the same period in 2013. The increase was mainly attributable to the deliveries of 10 MR2 product tankers, two chemical tankers and five VLCCs during the period from April 1, 2013 until June 30, 2014. As a result of the vessel acquisitions, available days of the fleet increased to 3,288 days for the three month period ended June 30, 2014, as compared to 2,095 days for the three month period ended June 30, 2013. TCE decreased to $18,508 for the three month period ended June 30, 2014, from $22,155 for the three month period ended June 30, 2013 due to the fact that the fleet on the water in the second quarter of 2014 included proportionately more smaller tankers (mainly MR2s), which are fixed at lower rates, compared to the fleet in the second quarter of 2013.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended June 30, 2014 increased by $0.7 million to $1.4 million, as compared to $0.6 million for the three month period ended June 30, 2013. The $0.7 million increase was attributable to a: (a) $0.2 million increase in broker commissions due to the increased number of vessels in Navios Acquisition’s fleet; (b) $0.1 million increase in port expenses; and (c) $0.4 million increase in other time charter and voyage expenses.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels of our fleet amounted to $0.5 million for the three month period ended June 30, 2014, as compared to $0.8 million for the three month period ended June 30, 2013.

Management fees: Management fees for the three month period ended June 30, 2014 increased by $8.0 million to $23.8 million, as compared to $15.8 million for the three month period ended June 30, 2013. The increase was attributable to the increase in the number of vessels operating under Navios Acquisition’s fleet and was partially mitigated by the decrease in the daily fixed management fee paid for each VLCC to $9,500 from $10,000 with effect as of May 2014.

General and administrative expenses: Total general and administrative expenses for the three month period ended June 30, 2014 increased by $2.6 million to $3.7 million compared to $1.1 million for the three month period ended June 30, 2013. The increase was mainly attributable to a: (a) $1.5 million increase due to stock based compensation recognized in connection with the issuance of 2,100,000 restricted shares and options to purchase 1,500,000 shares of common stock; (b) $1.0 million increase in administrative expenses paid to Navios Holdings due to the increased number of vessels in Navios Acquisition’s fleet; and (c) $0.1 million increase in other general and administrative expenses, including professional, other fees and travel expenses. For the three month periods ended June 30, 2014 and 2013, the expenses charged by Navios Holdings for administrative services were $1.8 million and $0.8 million, respectively.

Depreciation and amortization: Depreciation and amortization increased by $0.8 million to $17.0 million for the three month period ended June 30, 2014 as compared to $16.1 million for the three month period ended June 30, 2013. The increase of $0.8 million was attributable to an increase in depreciation expense of $4.0 million due to the deliveries of the vessels discussed above, partially offset by: (a) $0.7 million decrease in depreciation due to the sale of for the Shinyo Splendor in May 2014; and (b) the $2.5 million decrease in amortization expenses due to the expiration of the intangible asset associated with the Shinyo Splendor and the accelerated amortization of the intangible assets associated with the charter-out contracts of two product tanker vessels in June 2013. See Note 5: Intangible assets other than Goodwill.

Depreciation of a vessel is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from 3.17 to 15.00 years.

Interest income: Interest income for three month period ended June 30, 2014 increased by $0.1 million to $0.2 million compared to $0.1 million for the three month period ended June 30, 2013.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended June 30, 2014 increased by $4.1 million to $18.1 million, as compared to $14.0 million for the three month period ended June 30, 2013. The increase was due to: (a) the increase in average outstanding loan balance to $603.5 million for the three month period ended June 30, 2014 from $502.0 million for the three month period ended June 30, 2013; the weighted average interest rate as of June 30, 2014 and 2013 was 2.99% and 2.95%, respectively; and (b) the full interest effect of the $670.0 million of the 2021 Notes compared to the interest effect of the $505.0 million of 8.625% Senior Notes due 2017, that were extinguished in November 2013. As of June 30, 2014 and 2013, the outstanding loan balance under Navios Acquisition’s credit facilities was $1,250.3 million and $1,014.7 million, respectively.

Loss on sale of Vessel: On May 6, 2014, Navios Acquisition sold the Shinyo Splendor to an unaffiliated third party for an aggregate sale price of $20.0 million and recognized a loss on sale of $0.9 million. This loss was included under the “Impairment loss and loss on sale of vessel” in the condensed consolidated statements of operations.

Other income / (expense), net: Other income, net for the three month period ended June 30, 2014 was $0.2 million. For the comparative period of 2013, other expense, net was $0.1 million.

For the Six Month Period ended June 30, 2014 compared to the Six Month Period ended June 30, 2013

Expressed in thousands of U.S. dollars	For the Six Months Ended June 30, 2014 (unaudited)	For the Six Months Ended June 30, 2013 (unaudited)
Revenue	$123,211	$91,229
Time charter and voyage expenses	(2,178)	(1,357)
Direct vessel expenses	(1,213)	(1,524)
Management fees	(46,087)	(29,924)
General and administrative expenses	(7,312)	(2,207)
Depreciation and amortization	(33,597)	(29,453)
Impairment loss and loss on sale of vessel	(12,594)	—
Interest income	279	255
Interest expenses and finance cost, net	(35,259)	(27,385)
Change in fair value of other assets	(1,188)	—
Other income/(expense), net	316	(435)

Net loss	$(15,622)	$(801)

Adjusted EBITDA(1)	$70,850	$57,306

Revenue: Revenue for the six month period ended June 30, 2014 increased by $32.0 million or 35.1% to $123.2 million, as compared to $91.2 million for the same period in 2013. The increase was mainly attributable to the deliveries of 13 MR2 product tankers, two chemical tankers and five VLCCs during the period from January 2013 until June 30, 2014.

As a result of the vessel acquisitions, available days of the fleet increased to 6,367 days for the six month period ended June 30, 2014, as compared to 3,927 days for the six month period ended June 30, 2013. TCE decreased to $19,009 for the six month period ended June 30, 2014, from $22,887 for the six month period ended June 30, 2013 due to the fact that the fleet on the water in the first half of 2014 included proportionately more smaller tankers (mainly MR2s), which are fixed at lower rates, compared to the fleet in the first half of 2013.

Time charter and voyage expenses: Time charter and voyage expenses for the six month period ended June 30, 2014 increased by $0.8 million to $2.2 million, as compared to $1.4 million for the six month period ended June 30, 2013. The $0.8 million increase was mainly attributable to a: (a) $0.4 million increase in broker commission expenses due to the increased number of vessels in Navios Acquisition’s fleet; (b) $0.4 million increase in other voyage expenses.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of certain vessels of our fleet amounted to $1.2 million for the six month period ended June 30, 2014, as compared to $1.5 million for the six month period ended June 30, 2013.

Management fees: Management fees for the six month period ended June 30, 2014 increased by $16.2 million to $46.1 million, as compared to $29.9 million for the six month period ended June 30, 2013. The increase was attributable to the increase in the number of vessels operating under Navios Acquisition’s fleet and was partially mitigated by the decrease in the daily fixed management fee paid for each VLCC to $9,500 from $10,000 with effect as of May 2014.

General and administrative expenses: Total general and administrative expenses for the six month period ended June 30, 2014 increased by $5.1 million to $7.3 million compared to $2.2 million for the six month period ended June 30, 2013. The increase was mainly attributable to a: (a) $2.9 million increase due to stock based compensation recognized in connection with the issuance of 2,100,000 restricted shares and options to purchase 1,500,000 shares of common stock; (b) $2.1 million increase in administrative expenses paid to Navios Holdings due to the increased number of vessels in Navios Acquisition’s fleet; and (c) $0.1 million increase in other general and administrative expenses, including professional, other fees and travel expenses. For the six month periods ended June 30, 2014 and 2013, the expenses charged by Navios Holdings for administrative services were $3.5 million and $1.4 million, respectively.

Depreciation and amortization: Depreciation and amortization increased by $4.1 million to $33.6 million for the six month period ended June 30, 2014 as compared to $29.5 million for the six month period ended June 30, 2013. The increase of $4.1 million was attributable to an increase in depreciation expense of $8.1 million due to the deliveries of the vessels discussed above, partially offset by: (a) the $0.7 million decrease in depreciation due to the sale of the Shinyo Splendor and; (b) the $3.3 million decrease in amortization expenses due to the expiration of the intangible asset associated with the sale of the Shinyo Splendor and the accelerated amortization of the intangible assets associated with the charter out contracts of two product tanker vessels in June 2013. See Note 5: Intangible assets other than goodwill.

Depreciation of a vessel is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from 3.17 to 15.00 years.

Impairment loss and loss on sale of vessel: As of June 30, 2014, an impairment loss of $10.7 million related to the sale of Shinyo Splendor had been recognized under the line item “Impairment Loss and loss on sale of vessel.” As of March 31, 2014, the Company had a current expectation that, more likely than not, the Shinyo Splendor would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. The carrying amount of the asset group was more than its undiscounted future cash flows which resulted in an impairment loss. In addition, as of March 31, 2014, management reassessed the recoverable amount of a receivable and recognized an impairment loss of $1.0 million. On May 6, 2014, Navios Acquisition sold the Shinyo Splendor to an unaffiliated third party for an aggregate sale price of $20.0 million and recognized a loss on sale of $0.9 million. This loss was included under the “Impairment loss and loss on sale of vessel” in the condensed consolidated statements of operations.

Interest income: Interest income for both six month periods ended June 30, 2014 and June 30, 2013 amounted to $0.3 million.

Interest expense and finance cost, net: Interest expense and finance cost, net for the six month period ended June 30, 2014 increased by $7.9 million to $35.3 million, as compared to $27.4 million for the six month period ended June 30, 2013. The increase was due to: (a) the increase in average outstanding loan balance to $574.6 million for the six month period ended June 30, 2014 from $509.1 million for the six month period ended June 30, 2013; the weighted average interest rate as of June 30, 2014 and 2013 was 3.02% and 2.96%, respectively; and (b) the interest effect of the $610.0 million of 8.125% Senior Notes and the $60.0 million of 8.125% Additional Notes, due 2021, which were issued on November 13, 2013 and March 31, 2014 respectively, compared to the interest effect of the $505.0 million of 8.625% Senior Notes due 2017, that were extinguished in November 2013. As of June 30, 2014 and 2013, the outstanding loan balance under Navios Acquisition’s credit facilities was $1,250.3 million and $1,014.7 million, respectively.

Change in fair value of other assets: As of June 30, 2014, management revalued its derivative asset at $2.3 million using publicly available trading data and recognized a fair value loss of $1.2 million in the condensed consolidated statement of operations. See Note 11: Fair Value of Financial Instruments.

Other income / (expense), net: Other income, net for the six month period ended June 30, 2014 was $0.3 million. For the comparative period of 2013, other expense, net was $0.4 million.

Liquidity and Capital Resources

Our primary short-term liquidity needs are to fund general working capital requirements, drydocking expenditures, and deposits for vessels under construction, the acquisition of secondhand vessels, minimum cash balance maintenance as per our credit facility agreements and debt repayment, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations and bank borrowings which we believe will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long term bank borrowings and other debt or equity financings.

We expect that we will rely upon external financing sources, including bank borrowings, to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to raise the size of our credit facilities or obtain additional funds on favorable terms.

Our contracts for the construction of our vessels are cancellable in various cases among which are, the shipbuilders’ inability to meet its obligations for delivery of the vessel until a set deadline and in accordance with its specifications, our inability to finance the purchase of the vessel, bankruptcy or other financial or liquidity problems of the shipbuilder and our inability to obtain requisite permits or approvals.

As of June 30, 2014, the remaining contractual installments for our tanker vessels to be delivered on various dates through December 2015 were $165.3 million. Navios Acquisition expects to finance $107.9 million through debt financing all of which is committed as of August 20, 2014 and the remaining $57.4 million through cash on hand.

In May 2014, Navios Acquisition agreed to acquire from an unaffiliated third party, a 2002-built 305,178 dwt VLCC for a purchase price of $41.0 million. The vessel was delivered on July 21, 2014. The vessel has been provided as collateral under the 8.125% First Priority Ship Mortgage Notes due 2021, in place of two MR2 product tankers. As a result, approximately $5.5 million of value has been added to the collateral package.

Cash Flow

Cash flows for the six month period ended June 30, 2014 compared to the six month period ended June 30, 2013:

The following table presents cash flow information for the six month periods ended June 30, 2014 and 2013.

	Six Month Period Ended June 30, 2014 (unaudited)	Six Month Period Ended June 30, 2013 (unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by/(used in) operating activities	$38,029	$(18,549)
Net cash used in investing activities	(209,113)	(100,899)
Net cash provided by financing activities	149,537	184,402

Net increase in cash and cash equivalents	$(21,547)	$64,954
Cash and cash equivalents, beginning of the period	82,835	42,846

Cash and cash equivalents, end of period	$61,288	$107,800

Cash provided by / (used in) operating activities for the six month period ended June 30, 2014 as compared to the six month period ended June 30, 2013:

Net cash provided by operating activities increased by $56.5 million to $38.0 million for the period ended June 30, 2014 as compared to net cash used in operating activities of $18.5 million for the same period in 2013. The increase is analyzed as follows:

The net loss for the six month period ended June 30, 2014 was $15.6 million compared to $0.8 million net loss for the six month period ended June 30, 2013. In determining net cash provided by operating activities for the six month period ended June 30, 2014, the net loss was adjusted for the effect of depreciation and amortization of $33.6 million, $12.6 million impairment loss and loss of sale of vessel, $1.5 million for amortization and a write-off of deferred finance fees and a bond premium, $1.2 million for the amortization of drydock and special survey costs, $2.9 million stock based compensation and $1.2 million for loss from fair value of the valuation of a receivable.

Amounts due to related parties increased by $6.3 million from $8.0 million at December 31, 2013 to $14.3 million at June 30, 2014. The increase was the result of a $1.7 million increase of payables relating to management fees and a $4.6 million increase in payables relating to accrued administrative expenses and other items due to related parties. Please refer to relevant discussion below, under “Related Party Transactions.”

Payment for drydock and special survey costs incurred in the six month period ended June 30, 2014 were $0.6 million and costs related to drydock and special survey incurred for certain vessel of the fleet. There was no payment for drydock and special survey cost incurred in the same period of 2013.

Accounts receivable increased by $3.1 million from $8.4 million for the year ended December 31, 2013, to $11.5 million for the six month period ended June 30, 2014 due to the increase in receivables due from charterers.

Restricted cash from operating activities decreased by $0.2 million for the six month period ended June 30, 2014 and related to the cash held in retention accounts for the payment of interest under our credit facilities.

Accounts payable increased by $0.6 million from $1.6 million for the year ended December 31, 2013 to $2.2 million for the six month period ended June 30, 2014. The increase was mainly attributed to: (a) a $0.4 million increase in suppliers payable; and (b) a $0.3 million decrease in legal and professional fees, mitigated by a $0.1 million decrease in brokers payable.

Prepaid expenses and other current assets increased by $1.0 million to $5.5 million for the six month period ended June 30, 2014 from $4.6 million for the year ended December 31, 2013. Excluding the $1.0 million impairment loss recognized, which was included as a non-cash item, (See Note 11: Fair Value of Financial Instruments), prepaid expenses and other current assets increased by $1.9 million representing the amounts advanced in connection with certain charter contracts that were reclassified from caption “Other long-term assets.”

Other long-term assets decreased by $4.2 million to $1.3 million for the six month period ended June 30, 2014 from $5.5 million for the year ended December 31, 2013. Excluding the reclassification from long-term assets of $1.2 million of a receivable recognized pursuant to the rehabilitation plan of a defaulted charterer, other long-term assets decreased by $2.3 million due to a $1.9 million decrease in advances paid in connection with certain charter contracts and a $0.5 million decrease in other long-term assets. The decrease of $4.2 million was attributed to a $3.8 million decrease in the advances paid in connection with certain charter contracts and a $0.5 million decrease in other long term receivables.

Accrued expenses decreased by $0.6 million to $11.4 million for the six month period ended June 30, 2014, from $12.0 million on December 31, 2013. The decrease of $0.6 million was attributed to a decrease of $1.7 million in accrued professional fees and expenses partially mitigated by a $0.8 million increase in accrued voyage expenses and a $0.3 million increase in accrued loan interest.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. Deferred voyage revenue decreased by $0.3 million to $6.7 million for the six month period ended June 30, 2014 from $7.1 million on December 31, 2013.

Cash used in investing activities for the six month period ended June 30, 2014 as compared to the six month period ended June 30, 2013:

Net cash used in investing activities increased by $108.2 million to $209.1 million as of June 30, 2014 from $100.9 million as of June 30, 2013.

Net cash used in investing activities for the six month period ended June 30, 2014, resulted from: (a) $203.5 million paid for acquisitions of vessels; (b) $21.1 million paid as deposits for the acquisition of the vessels that will be delivered to Navios Acquisition at various dates through June 2015; and (c) $2.8 million from a loan granted to Navios Europe Inc. (“Navios Europe”). The $227.4 million increase was mitigated by the $18.3 million proceeds from the sale of Shinyo Splendor in May 2014.

Net cash used in investing activities for the six month period ended June 30, 2013 resulted from: (a) $3.9 million paid for the delivery of the Nave Bellatrix on January 24, 2013, $16.0 million for the delivery of the Nave Rigel on February 14, 2013, $7.7 million for the delivery of the Nave Orion on March 22, 2013, $16.4 million paid for the delivery of Nave Atropos on April 24, 2013, $8.9 million paid for the delivery of Nave Titan on June 10, 2013 and $23.2 million paid for the delivery of Nave Equinox on June 26, 2013; and (b) a $33.2 million increase in deposits for vessel acquisitions. This increase was mitigated by a $8.5 million decrease in restricted cash that was used as deposits for vessel acquisition.

Cash provided by financing activities for the six month period ended June 30, 2014 as compared to the three month period ended June 30, 2013:

Net cash provided by financing activities decreased by $34.9 million to $149.5 million at June 30, 2014 from $184.4 million at June 30, 2013.

Net cash provided by financing activities for the six month period ended June 30, 2014 was $149.5 million. Net cash provided by financing activities resulted from: (a) a $53.1 million loan proceeds net of deferred finance fees; (b) $59.6 million proceeds from the issuance of ship mortgage notes net of debt issuance costs; (c) $54.3 million of net proceeds from an equity offering; and (d) $16.4 million in restricted cash. This increase was partially offset by: (a) $18.3 million of loan repayments; and (b) $15.5 million of dividends paid.

Net cash provided by financing activities for the six month period ended June 30, 2013 resulted from $64.7 million of loan proceeds net of deferred finance fees and $211.4 million of proceeds from the multiple equity offerings that occurred in February and May 2013 and a $0.7 million decrease in restricted cash. The increase was mitigated by a: (a) $35.0 million repayment of loan to a related party; (b) $42.5 million repayment of loans; (c) $6.6 million payment of dividends; and (d) $8.3 million paid to a related party.

Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities

	Three Month	Three Month	Six Month	Six Month
	Period	Period	Period	Period
	Ended	Ended	Ended	Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by/(used in) operating activities	$9,166	$(37,451)	$38,029	$(18,549)
Net (decrease)/increase in operating assets	(1,556)	(52)	3,073	2,980
Net decrease/(increase) in operating liabilities	10,165	53,569	(3,736)	47,042
Net interest cost	17,978	14,005	34,980	27,130
Deferred finance costs	(781)	(717)	(1,496)	(1,297)

Adjusted EBITDA(1)	$34,972	$29,354	$70,850	$57,306

(1)	Three Month Period Ended June 30, 2014	Three Month Period Ended June 30, 2013	Six Month Period Ended June 30, 2014	Six Month Period Ended June 30, 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash provided by/(used in) operating activities	$9,166	$(37,451)	$38,029	$(18,549)
Net cash used in investing activities	$(50,174)	$(70,515)	$(209,113)	$(100,899)
Net cash (used in)/provided by financing activities	$(15,705)	$121,351	$149,537	$184,402

(1)	Adjusted EBITDA for the six month period ended June 30, 2014 in this document represents, loss plus interest expense and finance cost plus depreciation and amortization and finance income, before stock-based compensation of $2.9 million, impairment loss and loss on sale of vessel of $12.6 million and $1.2 million in connection with the change in fair value of other assets. For the six months ended June 30, 2013, there were no corresponding losses or expenses.

Adjusted EBITDA for the three month period ended June 30, 2014 in this document represents, loss plus interest expense and finance cost plus depreciation and amortization and finance income, before stock-based compensation of $1.5 million, and loss on sale of vessel of $0.9 million. For the three months ended June 30, 2013, there were no corresponding losses or expenses.

Adjusted EBITDA is presented because Navios Acquisition believes that Adjusted EBITDA is the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Adjusted EBITDA is “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While Adjusted EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Acquisition results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, Adjusted EBITDA should not be considered as a principal indicator of Navios Acquisition’s performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Excluding, the $1.5 million non-cash share based compensation expense and the $0.9 million loss on the sale of Shinyo Splendor, Adjusted EBITDA for the three month period ended June 30, 2014 increased by $5.6 million to $35.0 million from $29.4 million in the same period of 2013. The increase in Adjusted EBITDA was due to a: (i) $15.2 million increase in revenue due to the acquisitions of the vessels described above; and (ii) $0.3 million increase in other income/ (expense), net. This increase was partially mitigated by a: (a) $8.0 million increase in management fees; (b) $0.7 million increase in time charter expenses; and (c) $1.1 million increase in general and administrative expenses.

Excluding, the $2.9 million non-cash share based compensation expense, a $12.6 million non-cash impairment loss and loss on sale of vessel recognized for one of our VLCCs sold in May 2014 and a $1.2 million non-cash fair value loss related to other assets, Adjusted EBITDA for the six month period ended June 30, 2014 increased by $13.5 million to $70.8 million from $57.3 million in the same period of 2013. The increase in Adjusted EBITDA was due to a: (i) $32.0 million increase in revenue due to the acquisitions of the vessels described above; and (ii) $0.7 million increase in other income/ (expense), net. This increase was partially mitigated by: (a) $16.2 million increase in management fees; (b) $0.8 million increase in time charter expenses; and (c) $2.2 million increase in general and administrative expenses.

Long-Term Debt Obligations and Credit Arrangements

Senior Notes:

8 1/8% First Priority Ship Mortgages: On November 13, 2013, the Company and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc. (together with the Company, the “2021 Co-Issuers”) issued $610.0 million in first priority ship mortgage notes (the “Existing Notes”) due on November 15, 2021 at a fixed rate of 8.125%.

On March 31, 2014 the Company completed a sale of $60.0 million of its first priority ship mortgage notes due 2021 (the “Additional Notes,” and together with the Existing Notes, the “2021 Notes”). The terms of the Additional Notes are identical to the Existing Notes and were issued at 103.25% plus accrued interest from November 13, 2013. The net cash received amounted to $59.8 million.

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (US) Inc. (a co-issuer of the 2021 Notes).

The 2021 Co-Issuers have the option to redeem the 2021 Notes in whole or in part, at any time (i) before November 15, 2016, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after November 15, 2016, at a fixed price of 106.094% of the principal amount, which price declines ratably until it reaches par in 2019, plus accrued and unpaid interest, if any.

At any time before November 15, 2016, the 2021 Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2021 Notes with the net proceeds of an equity offering at 108.125% of the principal amount of the 2021 Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the aggregate principal amount of the Existing Notes remains outstanding after such redemption.

In addition, upon the occurrence of certain change of control events, the holders of the 2021 Notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of June 30, 2014.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have the same CUSIP number.

Credit facilities:

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: Navios Acquisition assumed a loan agreement dated April 7, 2010, with Commerzbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150.0 million (divided in six equal tranches of $25.0 million each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. The repayment of each tranche started six months after the delivery date of the respective vessel which that tranche financed. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2014, the facility was fully drawn and $132.8 million was outstanding.

BNP Paribas SA Bank and DVB Bank S.E. Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) to partially finance the purchase price of three product tankers. Each of the tranches is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. The repayment date of each tranche started six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2014, $72.0 million was outstanding and no amount remained to be drawn under this facility.

DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO Bank N.V. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $0.45 million each with a final balloon payment of $15.2 million to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. On December 29, 2011, Navios Acquisition prepaid $2.5 million in relation to an amendment to its credit facility. After the prepayment, the outstanding amount under each tranche is repayable in five quarterly installments of $0.2 million each, 13 equal quarterly installments of $0.45 million each, with a final balloon payment of $15.2 million to be repaid on the last repayment date. On December 31, 2012, Navios Acquisition prepaid $0.5 million in relation to an amendment to its credit facility. After the prepayment, the outstanding amount under each tranche is repayable in two quarterly installments of $0.2 million each, 12 equal quarterly installments of $0.45 million each, with a final balloon payment of $15.2 million to be repaid on the last repayment date. As of June 30, 2014, the facility was fully drawn and $37.7 million was outstanding.

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.2 million, of which $51.6 million is drawn (divided into two tranches of $26.1 million and $25.5 million, each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.35 million and $0.34 million, for each, with a final balloon payment of $15.1 million and $14.7 million, for each tranche, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) plus 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and $45.1 million was outstanding as of June 30, 2014.

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.0 million out of which $46.2 million has been drawn (divided into two tranches of $23.1 million each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.31 million each with a final balloon payment of $13.3 million, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and $42.2 million was outstanding as of June 30, 2014.

ABN AMRO Bank N.V.: On July 8, 2011, Navios Acquisition entered into a loan agreement with ABN AMRO Bank N.V of up to $55.1 million (divided into two equal tranches) to partially finance the purchase price of two MR2 product tanker vessels. A total amount of $54.8 million was drawn under this facility. Each tranche of the facility is repayable in 12 quarterly installments of $0.75 million each and 12 quarterly installments of $0.57 million each with a final balloon payment of $11.6 million to be repaid on the last repayment date. The repayment started in October 2011 and it bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2014, $38.4 million was outstanding under this loan agreement ($19.2 million from each of the two tranches) and no further amounts were available to be drawn.

Norddeutsche Landesbank Girozentrale: On December 29, 2011, Navios Acquisition entered into a loan agreement with Norddeutsche Landesbank Girozentrale of up to $28.1 million to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of June 30, 2014, $25.0 million was drawn and outstanding under this loan agreement and $3.2 million remained to be drawn.

DVB Bank SE and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Credit Agricole Corporate and Investment Bank of up to $56.3 million (divided into two tranches of $28.1 million each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of June 30, 2014, $53.1 million was drawn and outstanding under this loan agreement and $3.2 million remained to be drawn.

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings and paid $0.4 million as an arrangement fee. The $40.0 million facility has a margin of LIBOR plus 300 bps and pursuant to an agreement dated November 8, 2011, the Navios Holdings’ credit facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. As of June 30, 2014, there was no amount outstanding amount under this facility and $40.0 million remained to be drawn.

Deutsche Bank AG Filiale Deutschlandgeschäft: On July 9, 2013, Navios Acquisition entered into a loan agreement, with Deutsche Bank AG Filiale Deutschlandgeschäft of up to $48.5 million (divided in three tranches of up to $13.9 million, $13.9 million and $20.6 million each), to partially finance the acquisition of three product tankers. The two tranches of the facility are repayable in 19 quarterly installments of $0.35 million and $0.39 million, respectively, with a final balloon payment of $7.3 million and $6.6 million, respectively, to be repaid on the last repayment date. The third tranche of the facility is repayable in one installment of $0.08 million, 18 installments of $0.34 million, with a final balloon installment of $14.3 million, to be repaid on the last repayment date. The facility bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2014, the facility was fully drawn and $45.5 million was outstanding. The facility was refinanced in July 2014.

In July 2014, Navios Acquisition, entered into a term loan facility of up to $132.4 million (divided into eight tranches) with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB for the (i) refinancing of the purchase price for one VLCC and two MR2 product tankers; (ii) post-delivery financing of two newbuilding MR2 product tankers; and (iii) the refinancing of an existing facility with Deutsche Bank AG Filiale Deutschlandgeschäft for three MR2 product tankers. Each tranche of the facility is repayable in 20 equal quarterly installments of between approximately $0.34 million and $0.90 million, each with a final balloon repayment of the balance to be repaid on the last repayment date. The maturity of the loan is July 18, 2019. The first three tranches of the loan bear interest at LIBOR plus 325 bps per annum and the fourth through eighth tranches bear interest at LIBOR plus 310 bps per annum. The agreement also requires compliance with certain financial covenants.

HSH Nordbank AG: On August 20, 2013, Navios Acquisition entered into a loan agreement with HSH Nordbank AG of up to $40.3 million (divided in two tranches of $20.2 million each), to partially finance the acquisition of two chemical tanker vessels. Each tranche of the facility is repayable in 28 quarterly installments of $0.32 million with a final balloon payment of $11.3 million to be paid on the last repayment date. The facility bears interest at a rate of LIBOR plus 320 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2014, the facility was fully drawn and $38.4 million was outstanding.

HSH Nordbank AG: On February 6, 2014, Navios Acquisition entered into a loan agreement of $51.0 million (divided in two tranches of $25.5 million each). The facility bears interest at a margin of LIBOR plus 310 bps. Each tranche of the facility is repayable in 28 consecutive quarterly equal repayment installments of $0.4 million each with a final balloon payment of $14.3 million to be repaid on the last repayment date. The repayment started in May 2014. As of June 30, 2014, the amount was fully drawn and $50.2 million was outstanding.

As of June 30, 2014, the Navios Acquisition was in compliance with its covenants.

As of June 30, 2014, the total amount available to be drawn from all our facilities was $46.3 million of which $6.3 million will be used to finance the acquisition and construction of vessels and $40.0 million under the Navios Holdings Credit Facility may be used for investment and working capital purposes.

Capital Expenditures

On February 4, 2014, Navios Acquisition took delivery of the Nave Galactic, a 2009-built 297,168 dwt VLCC, from an unaffiliated third party, for a total cost of $51.7 million. Cash paid was $46.6 million and $5.2 million was transferred from vessel deposits.

On February 12, 2014, Navios Acquisition took delivery of the Nave Quasar, a 2010-built 297,376 dwt VLCC, from an unaffiliated third party, for a total cost of $54.7 million. Cash paid was $49.2 million and $5.5 million was transferred from vessel deposits.

On March 10, 2014, Navios Acquisition took delivery of the Nave Buena Suerte, a 2011-built 297,491 dwt VLCC, from an unaffiliated third party, for a total cost of $57.2 million. Cash paid was $51.5 million and $5.7 million was transferred from vessel deposits.

On May 7, 2014, Navios Acquisition took delivery of the Nave Jupiter, a newbuilding 49,999 dwt MR2 product tanker, for a total cost of $39.6 million. Cash paid was $13.9 million and $25.7 million was transferred from vessel deposits.

On June 16, 2014, Navios Acquisition took delivery of the Nave Neutrino, a 2003-built 298,287 dwt VLCC, from an unaffiliated third party, for a total cost of $43.7 million, which was paid in cash.

Off-Balance Sheet Arrangements

Navios Acquisition has no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table summarizes our long-term contractual obligations as of June 30, 2014:

	Payments due by period
(In thousands of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long term debt obligations(1)	$38,781	$136,908	$187,496	$887,085	$1,250,270
Vessel deposits (2),(3)	120,955	44,310	—	—	165,265

Total contractual obligations	$159,736	$181,218	$187,496	$887,085	$1,415,535

Navios Holdings, Navios Acquisition and Navios Maritime Partners L.P. (“Navios Partners”) will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans”). See Note 7 for the Investment in Navios Europe and respective ownership interests. As of June 30, 2014, the amount undrawn from the revolving facility was $12.5 million, of which Navios Acquisition was committed to fund $6.0 million.

1.	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.75% to 3.25% per annum or the $670.0 million 2021 Notes which have a fixed rate of 8.125% to be paid on a six month basis.

2.	Future remaining contractual installments for the Navios Acquisition tanker vessels to be delivered on various dates through June 2015.

3.	In May 2014, Navios Acquisition agreed to acquire from an unaffiliated third party, a 2002-built 305,178 dwt VLCC for a purchase price of $41.0 million. The vessel was delivered on July, 21, 2014.

Navios Acquisition is expected to finance the acquisitions with cash on its balance sheet and financing consistent with its existing credit arrangements.

Related Party Transactions

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. As of June 30, 2014, there was no outstanding amount under this facility, as it was fully repaid on March 4, 2013.

Management fees: Pursuant to its Management Agreement dated May 28, 2010, as amended on May 4, 2012 (the “Management Agreement”) Navios Holdings, provided for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee through May 28, 2014. This daily fee covered all of the vessels’ operating expenses, other than certain fees and costs. Drydocking expenses were fixed for the first four years under this agreement for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels.

In May 2014, Navios Acquisition extended the duration of the Management Agreement until May 2020 and fixed the fees for ship management services of its owned fleet for two additional years through May 2016 at current rates for product tanker and chemical tanker vessels, being $6,000 per day per MR2 product tanker and chemical tanker vessel, $7,000 per day per LR1 product tanker vessel and reduced the rate by 5% to $9,500 per day per VLCC vessel. Drydocking expenses under this Management Agreement will be reimbursed at cost at occurrence for all vessels.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing September 28, 2012, Navios Acquisition could, upon request, reimburse the Navios Holdings partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Management Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for each of the six month periods ended June 30, 2014 and 2013 amounted to $46.1 million and $29.9 million, respectively.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement (“Administrative Services Agreement”), expiring on May 28, 2015, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For each of the six month periods ended June 30, 2014 and 2013, the administrative services rendered by Navios Holdings amounted to $3.5 million and $1.4 million, respectively.

In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020 pursuant to its existing terms.

Balance due to related parties: Amounts due to related parties as of June 30, 2014 and December 31, 2013 was $14.3 million and $8.0 million, respectively, of which the current account payable to Navios Holdings and its subsidiaries was $7.1 million and $2.8 million, respectively, and the long-term payable was $7.2 million and $5.1 million, respectively. The balance mainly consisted of management fees, administrative fees, drydocking costs and other expenses.

Omnibus agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter-in drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Revolving Loans to Navios Europe: Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) up to $24.1 million under the Navios Revolving Loans. See Note 7 for the Investment in Navios Europe and respective ownership interests. The Navios Revolving Loans earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. As of June 30, 2014, Navios Acquisition’s portion of the outstanding amount relating the investment in Navios Europe was $4.8 million, under caption “Investment in affiliates” and the outstanding amount relating to the Navios revolving loans was $6.1 million, under caption “Loan receivable from affiliates.” As of June 30, 2014, the amount undrawn from the revolving facility was $12.5 million of which Navios Acquisition was committed to fund $6.0 million.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of income.

Interest Rate Risk

As of June 30, 2014, Navios Acquisition had a total of $1,250.3 million in long-term and short-term indebtedness. Borrowings under our credit facilities bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Existing Notes and the Additional Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the six month period ended June 30, 2014, we paid interest on our outstanding debt at a weighted average interest rate of 3.02% excluding the Existing Notes and Additional Notes. A 1% increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2014 by $5.8 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the six month period ended June 30, 2014, DOSCO and Navigate accounted for 26.1% and 25.9%, respectively, of Navios Acquisition’s revenue. For the year ended December 31, 2013, these two customers representing 10% or more of total revenue accounted for 32.0% and 22.4%, respectively.

Cash and Cash Equivalents

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Acquisition does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Acquisition also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Inflation

Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

The FASB issued ASU No. 2014-08 “Presentation of Financial Statements and Property, Plant and Equipment” changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. We plan to adopt No. ASU 2014-08 effective January 1, 2015.

The FASB issued ASU No. 2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. We are currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

Critical Accounting Policies

Navios Acquisition’s interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Acquisition to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013. There were no material changes to these critical accounting policies during the six month period ended June 30, 2014, except for the below:

Impairment of long-lived Asset Group: Vessels, other fixed assets and other long-lived assets held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Acquisition’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group (consisting of the individual vessel and the intangible with respect to the time charter agreement to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for new buildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

As of March 31, 2014, the Company had a current expectation that, more likely than not, the Shinyo Splendor would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. The recoverability test was based on undiscounted cash flows expected to result from the entity’s use and eventual disposition of the asset. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included determining the net operating cash flows by considering the charter revenues from the existing time charter until its expiration, net of brokerage and address commissions and management fees and an estimate of sale proceeds from its disposal based on market valuations for such vessel. The carrying amount of the asset group was more than its undiscounted future cash flows. As a result, the entity failed the recoverability test (step one) of the impairment test and proceeded with step two of the impairment analysis.

An impairment loss of amount $10.7 million was recognized for the period presented as the carrying amount of the asset group was not recoverable and exceeded its fair value as of March 31, 2014. Management believes the underlying assumptions supporting this assessment were reasonable.

The Shinyo Splendor was subsequently sold on May 6, 2014 to an unaffiliated third party for a net cash consideration of $18.3 million.

Revenue Recognition: Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from the voyage charter and the time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Pooling arrangements: For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured.

The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material.

Exhibit List

Exhibit Number

101	The following materials from Navios Maritime Acquisition Corporation’s 6-K containing its financial statements for the three and six months ended June 30, 2014, formatted in eXtensible Business Reporting Language (XBRL): (i) Condensed Consolidated Balance Sheets at June 30, 2014 (unaudited) and December 31, 2013; (ii) Unaudited Condensed Consolidated Statements of Operations for each of the three and six month periods ended June 30, 2014 and 2013; (iii) Unaudited Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2014 and 2013; (iv) Unaudited Condensed Consolidated Statements of Changes in Equity for the six month periods ended June 30, 2014 and 2013; and (v) the Condensed Notes to the Consolidated Financial Statements (unaudited).

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2014 (UNAUDITED) AND DECEMBER 31, 2013	F-2
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	F-3
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	F-4
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2014 AND 2013	F-6
CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-7

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except share data)

	Notes	June 30, 2014 (unaudited)	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	3	$61,288	$82,835
Restricted cash	3	8,340	24,962
Accounts receivable, net		11,502	8,441
Prepaid expenses and other current assets		5,514	4,563

Total current assets		86,644	120,801

Vessels, net	4	1,539,850	1,353,131
Deposits for vessels acquisitions	4	80,258	100,112
Deferred finance costs, net		24,894	23,246
Goodwill	6	1,579	1,579
Intangible assets-other than goodwill	5	37,515	40,171
Other long-term assets		1,304	5,533
Deferred dry dock and special survey costs, net		3,053	4,678
Investment in affiliates	7, 12	4,893	4,750
Loan receivable from affiliate	7, 12	6,102	2,660

Total non-current assets		1,699,448	1,535,860

Total assets		$1,786,092	$1,656,661

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$2,205	$1,577
Dividend payable	8	7,967	7,220
Accrued expenses	9	11,394	11,985
Due to related parties, short term	12	7,100	2,848
Deferred revenue		6,741	7,056
Current portion of long-term debt	10	38,781	34,714

Total current liabilities		74,188	65,400

Long-term debt, net of current portion and premium	10	1,213,394	1,119,734
Due to related parties, long term	12	7,169	5,144
Unfavorable lease terms	5	3,219	3,561

Total non-current liabilities		1,223,782	1,128,439

Total liabilities		$1,297,970	$1,193,839

Commitments and contingencies	13	—	—
Series D Convertible Preferred stock 1,200 shares issued and outstanding with $12,000 redemption amount as of each of June 30, 2014 and December 31, 2013	14	12,000	12,000

Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,540 issued and outstanding as of each of June 30, 2014 and December 31, 2013	14	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 151,664,942 and 136,714,942 issued and outstanding as of each of June 30, 2014 and December 31, 2013, respectively	14	15	13
Additional paid-in capital	14	571,123	530,203
Accumulated deficit		(95,016)	(79,394)

Total stockholders’ equity		476,122	450,822

Total liabilities and stockholders’ equity		$1,786,092	$1,656,661

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

		For the Three	For the Three	For the Six	For the Six
		Months	Months	Months	Months
		Ended	Ended	Ended	Ended
		2014	2013	2014	2013
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue		$62,242	$47,057	$123,211	$91,229
Time charter and voyage expenses		(1,392)	(647)	(2,178)	(1,357)
Direct vessel expenses		(477)	(762)	(1,213)	(1,524)
Management fees	12	(23,787)	(15,826)	(46,087)	(29,924)
General and administrative expenses		(3,726)	(1,123)	(7,312)	(2,207)
Depreciation and amortization	4, 5	(16,959)	(16,123)	(33,597)	(29,453)
Impairment loss and loss on sale of vessel	4, 11	(904)	—	(12,594)	—
Interest income		169	43	279	255
Interest expenses and finance cost, net	10	(18,147)	(14,048)	(35,259)	(27,385)
Change in fair value of other assets	11	—	—	(1,188)	—
Other income/(expense), net		177	(107)	316	(435)

Net loss		$(2,804)	$(1,536)	$(15,622)	$(801)

Dividend declared on preferred shares Series B		(27)	(27)	(54)	(54)
Dividend declared on Series D preferred shares		(168)	—	(279)	—
Dividend declared on restricted shares		(105)	—	(210)	—
Undistributed loss attributable to Series C participating preferred shares		151	122	825	34

Net loss attributable to common shareholders	16	(2,953)	(1,441)	(15,340)	(821)

Net loss per share, basic		$(0.02)	$(0.02)	$(0.11)	$(0.01)

Weighted average number of shares, basic		149,564,942	90,215,506	145,352,511	72,143,198

Net loss per share, diluted		$(0.02)	$(0.02)	$(0.11)	$(0.01)

Weighted average number of shares, diluted		149,564,942	90,215,506	145,352,511	72,143,198

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	For the Six Months Ended June 30, 2014 (unaudited)	For the Six Months Ended June 30, 2013 (unaudited)
Operating Activities
Net loss		$(15,622)	$(801)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4, 5	33,597	29,453
Amortization and write-off of deferred finance fees and bond premium		1,496	1,297
Amortization of deferred dry dock and special survey costs		1,213	1,524
Stock based compensation		2,900	—
Impairment loss and loss on sale of vessel	4, 11	12,594	—
Change in fair value of other assets		1,188	—
Changes in operating assets and liabilities:
Increase in prepaid expenses and other current assets		(1,932)	(1,579)
Increase in accounts receivable		(3,061)	(995)
Decrease/(increase) in restricted cash		232	(855)
Decrease in other long term assets		2,297	449
Increase/(decrease) in accounts payable		628	(452)
Decrease in accrued expenses		(591)	(2,013)
Payments for dry dock and special survey costs		(609)	—
Increase/(decrease) in due to related parties		4,014	(45,212)
(Decrease)/increase in deferred revenue		(315)	772
Decrease in other long term liabilities		—	(137)

Net cash provided by/(used in) operating activities		$38,029	$(18,549)

Investing Activities
Acquisition of vessels	4	(203,493)	(76,183)
Deposits for vessel acquisitions	4	(21,104)	(33,217)
Decrease in restricted cash		—	8,501
Net proceeds from sale of vessel		18,315	—
Loan to affiliate		(2,831)	—

Net cash used in investing activities		$(209,113)	$(100,899)

Financing Activities
Loan proceeds, net of deferred finance costs		53,113	64,708
Loan repayment to related party		—	(35,000)
Loan repayments	10	(18,331)	(42,459)
Dividend paid	8	(15,520)	(6,635)
Payment to related party		—	(8,282)
Decrease in restricted cash		16,390	668
Net proceeds from equity offering	14	54,287	211,402
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs and premium		59,598	—

Net cash provided by financing activities		$149,537	$184,402

Net (decrease)/increase in cash and cash equivalents		(21,547)	64,954
Cash and cash equivalents, beginning of year		82,835	42,846

Cash and cash equivalents, end of year		$61,288	$107,800

Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest	$33,359	$25,030
Non-cash investing activities
Capitalized financing costs	$205	$245
Accrued interest on loan to affiliate	$611	$—
Non-cash financing activities
Dividends payable	$7,967	$5,816
Acquisition of vessels	$(1,283)	$(3,197)
Deposits for vessel acquisition	$(980)	$(632)
Due to related party	$2,263	$3,829
Issuance of Series D Convertible Preferred Stock issued for vessel acquisitions	$—	$6,000

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

	Preferred Stock		Common Stock
	Number of Preferred Shares	Amount	Number of Common Units/Shares	Amount	Additional Paid-in Capital	(Accumulated deficit)	Total Stockholders’ Equity
Balance, December 31, 2012	4,540	$—	40,517,413	$4	$246,102	$(20,802)	$225,304
Issuance of common shares	—	—	68,123,503	7	211,395		211,402
Dividend paid/declared (see Note 8)	—	—	—	—	(10,042)	—	(10,042)
Net loss	—	—	—	—	—	(801)	(801)

Balance, June 30, 2013 (unaudited)	4,540	$—	108,640,916	$11	$447,455	$(21,603)	$425,863
Balance, December 31, 2013	4,540	$—	136,714,942	$13	530,203	$(79,394)	$450,822
Issuance of common shares	—	—	14,950,000	2	54,287	—	54,289
Stock-based compensation (see Note 14)	—	—	—	—	2,900	—	2,900
Dividend paid/declared (see Note 8)	—	—	—	—	(16,267)	—	(16,267)
Net loss	—	—	—	—	—	(15,622)	(15,622)

Balance, June 30, 2014 (unaudited)	4,540	$—	151,664,942	$15	$571,123	$(95,016)	$476,122

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by Navios Maritime Holdings Inc. (“Navios Holdings”) from its head offices in Monte Carlo, Monaco.

Navios Acquisition was incorporated in the Republic of Marshall Islands on March 14, 2008. On July 1, 2008, Navios Acquisition completed its initial public offering, or its IPO. On May 28, 2010, Navios Acquisition consummated the vessel acquisition which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company.

As of June 30, 2014, Navios Holdings had 43.1% of the voting power and 46.4% of the economic interest in Navios Acquisition.

On February 20, 2014, Navios Acquisition completed the public offering of 14,950,000 shares of its common stock at $3.85 per share, raising gross proceeds of $57,556. These figures include 1,950,000 shares sold pursuant to the underwriters’ option, which was exercised in full. Total net proceeds of the above transactions, net of agents’ costs of $3,022 and offering costs of $247, amounted to $54,287.

As of June 30, 2014, Navios Acquisition had: 151,664,942 shares of common stock, 4,540 outstanding shares of preferred stock, from which 1,000 shares of Series C Convertible Preferred Stock are issued to Navios Holdings, and 1,200 shares of convertible preferred stock.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Acquisition’s condensed consolidated financial position, statements of income and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The yearend condensed balance sheet data was derived from audited financial statements, but does not include all disclosure required by accounting principles generally accepted in the United States of America (“GAAP”). The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under GAAP for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Acquisition’s 2013 Annual Report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

(b) Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Acquisition, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the condensed consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

(c) Equity method investments

Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Navios Acquisition evaluates its investments under the equity method, for other than temporary impairment, on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects and (3) the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in fair value.

(d) Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries if deemed to be a business combination. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

As of June 30, 2014, the entities included in these condensed consolidated financial statements were:

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	2014
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 - 6/30
Amorgos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Andros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Antikithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Antiparos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Amindra Shipping Co.	Sub-Holding Company	Marshall Is.	1/1 - 6/30
Crete Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Folegandros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Ikaria Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Ios Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 6/30
Kithira Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Kos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Mytilene Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 - 6/30
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 - 6/30
Rhodes Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Serifos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Shinyo Dream Limited	Vessel-Owning Company	Hong Kong	1/1 - 6/30
Shinyo Kannika Limited	Vessel-Owning Company	Hong Kong	1/1 - 6/30
Shinyo Kieran Limited	Vessel-Owning Company	British Virgin Is.	1/1 - 6/30
Shinyo Loyalty Limited	Vessel-Owning Company(2)	Hong Kong	1/1 - 6/30
Shinyo Navigator Limited	Vessel-Owning Company(3)	Hong Kong	1/1 - 6/30
Shinyo Ocean Limited	Vessel-Owning Company	Hong Kong	1/1 - 6/30
Shinyo Saowalak Limited	Vessel-Owning Company	British Virgin Is.	1/1 - 6/30

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Sifnos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Skiathos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Skopelos Shipping Corporation	Vessel-Owning Company	Cayman Is.	1/1 - 6/30
Syros Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Thera Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Tinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Oinousses Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Psara Shipping Corporation (1)	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Antipsara Shipping Corporation (1)	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Samothrace Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 -6/30
Thasos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Limnos Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Skyros Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Alonnisos Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Makronisos Shipping Corporation(1)	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Iraklia Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Paxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Antipaxos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Donoussa Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Schinousa Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Navios Acquisition Europe Finance Inc	Sub-Holding Company	Marshall Is.	1/1 - 6/30
Sikinos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Kerkyra Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Lefkada Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Zakytnthos Shipping Corporation	Vessel-Owning Company	Marshall Is.	1/1 - 6/30
Leros Shipping Corporation	Vessel-Owning Company	Marshall Is.	4/4 - 6/30
Kimolos Shipping Corporation	Vessel-Owning Company	Marshall Is.	4/29 - 6/30

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.
(2)	Former vessel-owner of the Shinyo Splendor which was sold to an unaffiliated third party on May 6, 2014.
(3)	Former vessel-owner of the Shinyo Navigator which was sold to an unaffiliated third party on December 6, 2013.

(e) Use of estimates: The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets and scrap value, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(f) Vessels, net: Vessels are stated at historical cost, which consists of the contract price, delivery and acquisition expenses and capitalized interest costs while under construction. Vessels acquired in an asset acquisition or in a business combination are recorded at fair value. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the residual values of our tanker vessels based on a scrap value of $360 per lightweight ton, as we believe these levels are common in the shipping industry. Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods.

Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(g) Impairment of long-lived asset group: Vessels, other fixed assets and other long-lived assets held and used by Navios Acquisition are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Acquisition’s management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed such as, undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group (consisting of the individual vessel and the intangible with respect to the time charter agreement to that vessel) and compared to the vessel carrying value and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for new buildings. Within the shipping industry, vessels are often bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel individual asset group.

As of March 31, 2014, the Company had a current expectation that, more likely than not, the Shinyo Splendor would be sold before the end of its previously estimated useful life, and, as a result, performed an impairment test of the specific asset group. The recoverability test was based on undiscounted cash flows expected to result from the entity’s use and eventual disposition of the asset. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included determining the net operating cash flows by considering the charter revenues from the existing time charter until its expiration, net of brokerage and address commissions and management fees and an estimate of sale proceeds from its disposal based on market valuations for such vessel. The carrying amount of the asset group was more than its undiscounted future cash flows. As a result, the entity failed the recoverability test (step one) of the impairment test and proceeded with step two of the impairment analysis.

An impairment loss in the amount of $10,718 was recognized for the period presented as the carrying amount of the asset group was not recoverable and exceeded its fair value as of March 31, 2014. Management believes the underlying assumptions supporting this assessment are reasonable.

The Shinyo Splendor was sold on May 6, 2014 to an unaffiliated third party for a net cash consideration of $18,315 (refer to note 4 “Vessels, Net”).

(h) Series D Preferred Stock: Navios Acquisition issued shares of its authorized Series D Preferred Stock (nominal and fair value $12,000) to a shipyard, in partial settlement of the purchase price of certain newbuilding vessels. The Series D Preferred Stock includes a 6% per annum dividend payable quarterly, starting one year after delivery of each vessel. The Series D Preferred Stock will mandatorily convert into shares of common stock 30 months after issuance at a price per share of common stock equal to $10.00. The holder of Series D Preferred Stock shall have the right to convert the shares of the preferred stock into common stock prior to the scheduled maturity dates at a price of $7.00 per share of common stock. The Series D Preferred Stock does not have any voting rights. Navios Acquisition is obligated to redeem the Series D Preferred Stock (or converted common shares) at holder’s option exercisable beginning on 18 months after issuance, at par, payable at up to 12 equal quarterly installments.

The fair value of the Series D Preferred Stock, was determined using a combination of the Black Scholes model and discounted projected cash flows for the conversion option and put, respectively. The model used takes into account the credit spread of Navios Acquisition, the volatility of its stock, as well as the price of its stock at the issuance date. The Series D Preferred Stock is classified as temporary equity (i.e., apart from permanent equity) as a result of the redemption feature upon exercise of the put option granted to the holder of the Series D Preferred Stock.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

(i) Revenue Recognition: Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from the voyage charter and the time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Profit sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Pooling arrangements: For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured.

The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material.

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	June 30, 2014	December 31, 2013
Cash on hand and at banks	$44,118	$78,458
Short-term deposits	17,170	4,377

Total cash and cash equivalents	$61,288	$82,835

Short term deposits relate to time deposit accounts held in banks for general purposes.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

As of June 30, 2014, restricted cash was $8,340 and mainly related to cash held for servicing current debt as required by the credit facilities.

NOTE 4: VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2012	$1,024,531	$(83,793)	$940,738
Additions	504,355	(53,501)	450,854
Disposals	(50,000)	11,539	(38,461)

Balance at December 31, 2013	$1,478,886	$(125,755)	$1,353,131

Additions	246,918	(31,283)	215,635
Impairment loss	(22,724)	12,006	(10,718)
Disposals	(18,276)	78	(18,198)

Balance at June 30, 2014	$1,684,804	$(144,954)	$1,539,850

On February 4, 2014, Navios Acquisition took delivery of the Nave Galactic, a 2009-built 297,168 dwt VLCC, from an unaffiliated third party, for a total cost of $51,739. Cash paid was $46,564 and $5,175 was transferred from vessel deposits.

On February 12, 2014, Navios Acquisition took delivery of the Nave Quasar, a 2010-built 297,376 dwt VLCC, from an unaffiliated third party, for a total cost of $54,687. Cash paid was $49,222 and $5,465 was transferred from vessel deposits.

On March 10, 2014, Navios Acquisition took delivery of the Nave Buena Suerte, a 2011-built 297,491 dwt VLCC, from an unaffiliated third party, for a total cost of $57,164. Cash paid was $51,450 and $5,714 was transferred from vessel deposits.

On May 6, 2014, Navios Acquisition sold the Shinyo Splendor to an unaffiliated third party for an aggregate sale price of $20,020. As of March 31, 2014, an impairment loss of $10,718 related to the Shinyo Splendor has been recognized under the line item “Impairment Loss and loss on sale of vessel.” The Company had a current expectation that, more likely than not, the Shinyo Splendor would be sold before the end of its previously estimated useful life, and as a result performed an impairment test of the specific asset group. The carrying amount of the asset group was more than its undiscounted future cash flows which resulted in an impairment loss (refer to Note 2(g) for further details related to the impairment test). The vessel was under a time charter and not available for immediate sale and therefore, did not meet the held-for-sale criteria. The vessel’s aggregate net carrying amount as at the date of sale was $19,219 (including the remaining carrying balance of dry dock and special survey costs in the amount of $1,021). The Company received net cash proceeds in the amount of $18,315 and recognized a loss of $904. This loss is presented under “Impairment loss and loss on sale of vessel” in the condensed consolidated statements of operations.

On May 7, 2014, Navios Acquisition took delivery of the Nave Jupiter, a newbuilding 49,999 dwt MR2 product tanker, for a total cost of $39,643. Cash paid was $13,907, and $25,736 was transferred from vessel deposits.

On June 16, 2014, Navios Acquisition took delivery of the Nave Neutrino, a 2003-built VLCC 298,287 dwt for a total cost of $43,686.

Deposits for vessel acquisition represent deposits for vessels to be delivered in the future. As of June 30, 2014, Navios Acquisition vessel deposits amounted to $80,258 of which $47,080 was financed through loans and the balance from existing cash. For the six months ended June 30 2014, additions to deposits for vessels acquisitions comprising of cash payments and capitalized interest were $21,104, which was offset by $42,090 transferred to vessels, net.

For the six month period ended June 30, 2014 and 2013 capitalized interest amounted to $1,443 and $3,375, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 5: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of June 30, 2014 and December 31, 2013, consisted of the following:

Favorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2012	$67,417	$(16,184)	$51,233
Additions	—	(7,014)	(7,014)
Accelerated amortization*	(10,347)	6,299	(4,048)

Balance at December 31, 2013	$57,070	$(16,899)	$40,171
Additions	—	(2,656)	(2,656)
Write-off **	(1,695)	1,695	—

Balance at June 30, 2014	$55,375	$(17,860)	$37,515

Unfavorable lease terms	Cost	Accumulated Amortization	Net Book Value
Balance at December 31, 2012	$(5,819)	$1,574	$(4,245)

Additions	—	684	684

Balance at December 31, 2013	$(5,819)	$2,258	$(3,561)

Additions	—	342	342

Balance at June 30, 2014	$(5,819)	$2,600	$(3,219)

Amortization (expense) /income of favorable and unfavorable lease terms for the periods ended June 30, 2014 and 2013 is presented in the following table:

	June 30, 2014	June 30, 2013
Unfavorable lease terms	$342	$342
Favorable lease terms charter-out	(2,656)	(5,924)

Total	$(2,314)	$(5,582)

The aggregate amortizations of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Favorable lease terms	$(4,959)	$(4,959)	$(3,874)	$(2,811)	$(2,811)	$(18,101)	$(37,515)
Unfavorable lease terms	683	683	683	683	487	—	3,219

Total	$(4,276)	$(4,276)	$(3,191)	$(2,128)	$(2,324)	$(18,101)	$(34,296)

(*)	Following charterer’s default in July 2013, of which the Company became aware in June 2013, relating to two product tanker vessels, an amount of $4,048 has been accounted for as accelerated amortization in the condensed consolidated statements of operations under the caption of “Depreciation and Amortization,” due to the revision of the remaining useful economic life of the related favorable lease.
(**)	On May 6, 2014, Navios Acquisition sold the Shinyo Splendor to an unaffiliated third party purchaser for an aggregate price of $20,020 million. An amount of $1,695 has been accounted for due to the expiration of the time charter of the related favorable lease of the vessel.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 6: GOODWILL

Goodwill as of June 30, 2014 and December 31, 2013 consisted of the following:

Balance at January 1, 2013	$1,579

Balance at December 31, 2013	$1,579

Balance at June 30, 2014	$1,579

NOTE 7: INVESTMENT IN NAVIOS EUROPE INC.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe”) and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe acquired ten vessels for aggregate consideration consisting of (i) cash consideration of $127,753 (which was funded with the proceeds of a $117,753 senior loan facility (the “Senior Loan”), and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe) (collectively, the “Navios Term Loans”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan”) with a face amount of $173,367 and fair value of $71,929 as of December 31, 2013. In addition to the Navios Term Loans, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24,100 to fund working capital requirements, (collectively, the “Navios Revolving Loans”).

On an ongoing basis, Navios Europe is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loan and repayments of the Navios Revolving Loans) according to a defined waterfall calculation as follows:

•	First, Navios Holdings, Navios Acquisition and Navios Partners will each earn a 12.7% preferred distribution on the Navios Term Loans and the Navios Revolving Loans; and

•	Second, any remaining cash is then distributed on an 80%/20% basis, respectively, between (i) the Junior Loan holder and (ii) the holders of the Navios Term Loans.

The Navios Term Loan will be repaid from the future sale of vessels owned by Navios Europe and is deemed to be the initial investment by Navios Acquisition. Navios Acquisition evaluated its investment in Navios Europe under ASC 810 and concluded that Navios Europe is a VIE and that they are not the party most closely associated with Navios Europe and, accordingly, is not the primary beneficiary of Navios Europe based on the following:

•	the power to direct the activities that most significantly impact the economic performance of Navios Europe are shared jointly between (i) Navios Holdings, Navios Acquisition and Navios Partners and (ii) and the Junior Loan holder; and

•	while Navios Europe’s residual is shared on an 80%/20% basis, respectively, between (i) the Junior Loan holder and (ii) Navios Holdings, Navios Acquisition and Navios Partners, the Junior Loan holder is exposed to a substantial portion of Navios Europe’s risks and rewards.

Navios Acquisition further evaluated its investment in the common stock of Navios Europe under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe and, therefore, its investment in Navios Europe is accounted for under the equity method.

As of June 30, 2014, the estimated maximum potential loss by Navios Acquisition in Navios Europe would have been $10,995, which represents the Company’s portion of the initial investment of $4,750, equity method investee income of $143, and the Company’s portion of the carrying balance of the Navios Revolving Loans of $6,102. Refer to Note 10 for the terms of the Navios Revolving Loans.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 8: DIVIDEND PAYABLE

On November 8, 2013, the Board of Directors declared a quarterly cash dividend for the third quarter of 2013 of $0.05 per share of common stock. A dividend in the aggregate amount of $7,220 was paid on January 7, 2014 out of which $6,836 was paid to the stockholders of record as of December 19, 2013 including holders of restricted stock and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock.

On February 7, 2014, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the fourth quarter of 2013 of $0.05 per share of common stock. A dividend in the aggregate amount of $7,967 was paid on April 8, 2014 out of which $7,583 was paid to the stockholders of record as of March 19, 2014 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock.

On May 9, 2014, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2014 of $0.05 per share of common stock payable on July 3, 2014 to stockholders of record as of June 17, 2014. A dividend in the aggregate amount of $7,967 was paid on July 3, 2014 out of which $7,583 was paid to the stockholders of record as of June 17, 2014 and $384 was paid to Navios Holdings, the holder of the 1,000 shares of the Series C preferred stock.

As of June 30, 2014, Navios Acquisition paid a dividend of $333 to the holders of the 540 shares of Series B and Series D Preferred Stock.

NOTE 9: ACCRUED EXPENSES

Accrued expenses as of June 30, 2014 and December 31, 2013 consisted of the following:

	June 30, 2014	December 31, 2013
Accrued voyage expenses	$1,273	$499
Accrued loan interest	9,356	9,046
Accrued legal and professional fees	765	2,440

Total accrued expenses	$11,394	$11,985

NOTE 10: BORROWINGS

	June 30, 2014	December 31, 2013
Commerzbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$132,750	$137,250
BNP Paribas S.A. and DVB Bank SE	72,000	74,250
DVB Bank SE and ABN AMRO Bank N.V.	37,655	39,448
Eurobank Ergasias S.A. $52.2 million	45,117	46,482
Eurobank Ergasias S.A. $52.0 million	42,222	43,446
ABN AMRO Bank N.V.	38,355	41,336
Norddeutsche Landesbank Girozentrale	24,971	24,971
DVB Bank SE and Credit Agricole Corporate and Investment Bank	53,096	49,943
Ship Mortgage Notes $670 million	670,000	610,000
Deutsche Bank AG Filiale Deutschlandgeschäft	45,493	47,652
HSH Nordbank AG $40.3 million	38,411	39,670
HSH Nordbank AG $51.0 million	50,200	—

Total borrowings	1,250,270	1,154,448
Less: current portion	(38,781)	(34,714)
Add: bond premium	1,905	—

Total long-term borrowings	$1,213,394	$1,119,734

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Long-Term Debt Obligations and Credit Arrangements

Senior Notes:

8 1/8% First Priority Ship Mortgages: On November 13, 2013, the Company and its wholly owned subsidiary, Navios Acquisition Finance (US) Inc. (together with the Company, the “2021 Co-Issuers”) issued $610,000 in first priority ship mortgage notes (the “Existing Notes”) due on November 15, 2021 at a fixed rate of 8.125%.

On March 31, 2014 the Company completed a sale of $60,000 of its first priority ship mortgage notes due 2021 (the “Additional Notes,” and together with the Existing Notes, the “2021 Notes”). The terms of the Additional Notes are identical to the Existing Notes and were issued at 103.25% plus accrued interest from November 13, 2013. The net cash received amounted to $59,667.

The 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of Navios Acquisition’s subsidiaries with the exception of Navios Acquisition Finance (US) Inc. (a co-issuer of the 2021 notes).

The 2021 Co-Issuers have the option to redeem the 2021 Notes in whole or in part, at any time (i) before November 15, 2016, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after November 15, 2016, at a fixed price of 106.094% of the principal amount, which price declines ratably until it reaches par in 2019, plus accrued and unpaid interest, if any.

At any time before November 15, 2016, the 2021 Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2021 Notes with the net proceeds of an equity offering at 108.125% of the principal amount of the 2021 Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the aggregate principal amount of the Existing Notes remains outstanding after such redemption.

In addition, upon the occurrence of certain change of control events, the holders of the notes will have the right to require the 2021 Co-Issuers to repurchase some or all of the 2021 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2021 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2021 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2021 Co-Issuers were in compliance with the covenants as of June 30, 2014.

The Existing Notes and the Additional Notes are treated as a single class for all purposes under the indenture including, without limitation, waivers, amendments, redemptions and other offers to purchase and the Additional Notes rank evenly with the Existing Notes. The Additional Notes and the Existing Notes have the same CUSIP number.

Guarantees

The Company’s 2021 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the 2021 notes). The Company’s 2021 Notes are unregistered. The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance are 100% owned. Navios Acquisition does not have any independent assets or operations. Navios Acquisition does not have any subsidiaries that are not guarantors of the 2021 Notes.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

Credit Facilities

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: Navios Acquisition assumed a loan agreement dated April 7, 2010, with Commerzbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. The repayment of each tranche started six months after the delivery date of the respective vessel which that tranche financed. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2014, the facility was fully drawn and $132,750 was outstanding.

BNP Paribas SA Bank and DVB Bank S.E.: Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) to partially finance the purchase price of three product tankers. Each of the tranches is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. The repayment date of each tranche started six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2014, $72,000 was outstanding with no amount remaining to be drawn under this facility.

DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO Bank N.V. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $448 each with a final balloon payment of $15,241 to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. On December 29, 2011, Navios Acquisition prepaid $2,500 in relation to an amendment to its credit facility. After the prepayment, the outstanding amount under each tranche is repayable in five quarterly installments of $198 each, 13 equal quarterly installments of $448 each, with a final balloon payment of $15,241 to be repaid on the last repayment date. On December 31, 2012, Navios Acquisition prepaid $500 in relation to an amendment to its credit facility. After the prepayment, the outstanding amount under each tranche is repayable in two quarterly installments of $198 each, 12 equal quarterly installments of $448 each, with a final balloon payment of $15,241 to be repaid on the last repayment date. As of June 30, 2014, the facility was fully drawn and $37,655 was outstanding.

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,200, of which $51,600 is drawn (divided into two tranches of $26,100 and $25,500, respectively) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $345 and $337, respectively, with a final balloon payment of $15,060 and $14,716, respectively, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) plus 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and $45,117 was outstanding as of June 30, 2014.

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,000 out of which $46,200 has been drawn (divided into two tranches of $23,100 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $306 each with a final balloon payment of $13,308, to be repaid on the last repayment date. The repayment of each tranche started three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and $42,222 was outstanding as of June 30, 2014.

ABN AMRO Bank N.V.: On July 8, 2011, Navios Acquisition entered into a loan agreement with ABN AMRO Bank N.V of up to $55,100 (divided into two equal tranches) to partially finance the purchase price of two MR2 product tanker vessels. The total amount of $54,750 was drawn under this facility. Each tranche of the facility is repayable in 12 quarterly installments of $745 each and 12 quarterly installments of $571 each with a final balloon payment of $11,576 to be repaid on the last repayment date. The repayment started in October 2011 and it bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2014, $38,355 was outstanding under this loan agreement ($19,177.5 from each of the two tranches) and no further amounts were available to be drawn.

Norddeutsche Landesbank Girozentrale: On December 29, 2011, Navios Acquisition entered into a loan agreement with Norddeutsche Landesbank Girozentrale of up to $28,125 to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the drawdown date of, 175bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of June 30, 2014, $24,971 was drawn and outstanding under this loan agreement with $3,154 remaining to be drawn.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

DVB Bank SE and Credit Agricole Corporate and Investment Bank: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Credit Agricole Corporate and Investment Bank of up to $56,250 (divided into two tranches of $28,125 each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175 bps per annum; (b) thereafter until, but not including, the tenth repayment date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of June 30, 2014, $53,096 was drawn and outstanding under this loan agreement and $3,154 remained to be drawn.

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings and paid $400 as an arrangement fee. The $40,000 facility has a margin of LIBOR plus 300 bps and pursuant to an agreement dated November 8, 2011, the Navios Holdings’ credit facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. As of June 30, 2014, there was no amount outstanding amount under this facility with $40,000 remaining to be drawn.

Deutsche Bank AG Filiale Deutschlandgeschäft: On July 9, 2013, Navios Acquisition entered into a loan agreement, with Deutsche Bank AG Filiale Deutschlandgeschäft of up to $48,465 (divided in three tranches of $13,935, $13,935 and $20,595 each), to partially finance the acquisition of three product tankers. The two tranches of the facility are repayable in 19 quarterly installments of $348 and $387, respectively, with a final balloon payment of $7,316 and $6,575, respectively, to be repaid on the last repayment date. The third tranche of the facility is repayable in one installment of $76, 18 installments of $344, with a final balloon installment of $14,327, to be repaid on the last repayment date. The facility bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2014 the facility was fully drawn and $45,493 was outstanding.

HSH Nordbank AG: On August 20, 2013, Navios Acquisition entered into a loan agreement with HSH Nordbank AG of up to $40,300 (divided in two tranches of $20,150 each), to partially finance the acquisition of two chemical tanker vessels. Each tranche of the facility is repayable in 28 quarterly installments of $315 with a final balloon payment of $11,334 to be paid on the last repayment date. The facility bears interest at a rate of LIBOR plus 320 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2014, the facility was fully drawn and $38,411 was outstanding.

HSH Nordbank AG: On February 6, 2014, Navios Acquisition entered into a loan agreement of up to $51,000 (divided in two tranches of $25,500 each). The facility bears interest at a margin of LIBOR plus 310 bps. Each tranche of the facility is repayable in 28 consecutive quarterly equal repayment installments of $400 each with a final balloon payment of $14,300 to be repaid on the last repayment date. The repayment started in May 2014. As of June 30, the facility was fully drawn and $50,200 was outstanding.

As of June 30, 2014, the total amount available to be drawn from all our facilities was $46,308 and the Company was in compliance with its covenants.

The loan facilities include, among other things, compliance with loan to value ratios and certain financial covenants: (i) minimum liquidity higher of $40,000 or $1,000 per vessel, including vessels under construction; (ii) net worth ranging from $50,000 to $135,000; and (iii) total liabilities divided by total assets, adjusted for market values to be lower than 75%, as of January 1, 2014 and thereafter. It is an event of default under the credit facilities if such covenants are not complied with, including the loan to value ratios for which the Company may provide sufficient additional security to prevent such an event.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The maturity table below reflects the principal payments of all notes and credit facilities outstanding as of June 30, 2014 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the 2021 Notes. The maturity table below includes in the amount shown for 2020 and thereafter future principal payments of the drawn portion of credit facilities associated with the financing of the construction of vessels scheduled to be delivered on various dates throughout 2015.

June 30, 2014
Long-Term Debt Obligations:
Year
June 30, 2015	$38,781
June 30, 2016	38,433
June 30, 2017	98,475
June 30, 2018	54,696
June 30, 2019	132,800
June 30, 2020 and thereafter	887,085

Total	$1,250,270

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the condensed consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted Cash: The carrying amounts reported in the condensed consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.

Accounts payable: The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

Due to related parties, short-term: The carrying amount of due to related parties, short-term reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

Other long-term borrowings: The carrying amount of the floating rate loans approximates its fair value.

Ship Mortgage Notes: The fair value of the 2021 Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

Loans due to related party: The carrying amount of the floating rate loans approximates its fair value.

Loans receivable from affiliates: The carrying amount of the floating rate loans approximates its fair value.

Due to related parties, long-term: The carrying amount of the floating rate payable approximates its fair value.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

	June 30, 2014		December 31, 2013
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$61,288	$61,288	$82,835	$82,835
Restricted cash	$8,340	$8,340	$24,962	$24,962
Accounts receivable	$11,502	$11,502	$8,441	$8,441
Accounts payable	$2,205	$2,205	$1,577	$1,577
Due to related parties, short-term	$7,100	$7,100	$2,848	$2,848
Ship mortgage notes and premium	$671,905	$703,085	$610,000	$622,963
Other long-term debt	$580,270	$580,270	$544,448	$544,448
Due to related parties, long-term	$7,169	$7,169	$5,144	$5,144
Loans receivable from affiliates	$6,102	$6,102	$2,660	$2,660

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of June 30, 2014.

	Fair Value Measurements at June 30, 2014 Using
	Total	Level I	Level II		Level III
Cash and cash equivalents	$61,288	$61,288	$—		$—
Restricted cash	$8,340	$8,340	$—		$—
Ship mortgage notes and premium	$703,085	$703,085	$—		$—
Other long-term debt(1)	$580,270	$—	$580,270	(1)	$—
Due to related parties, long-term(1)	$7,169	$—	$7,169	(1)	$—
Loans receivable affiliates	$6,102	$—	$6,102	(1)	$—

	Fair Value Measurements at December 31, 2013 Using
	Total	Level I	Level II		Level III
Cash and cash equivalents	$82,835	$82,835	$—		$—
Restricted cash	$24,962	$24,962	$—		$—
Ship mortgage notes and premium	$622,963	$622,963	$—		$—
Other long-term debt(1)	$544,448	$—	$544,448	(1)	$—
Due to related parties, long-term(1)	$5,144	$—	$5,144	(1)	$—
Loans receivable affiliates	$2,660	$—	$2,660	(1)	$—

(1)	The fair value of the Company’s other long-term debt and due to related parties, long-term is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

The following table presents the Company’s assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value Measurements at December 31, 2013 Using
	Total	Level I	Level II	Level III
Derivatives (included under “Prepaid expenses and other current assets”)	$3,446	$—	$3,446	$—

Following the termination of the charter contracts of two MR2 product tankers in June 2013, Navios Acquisition had recorded as of December 31, 2013, an aggregate receivable of $4,623 pursuant to the rehabilitation plan of the defaulted charterer and managements’ estimates, consisting of: (i) a derivative of $3,446 being the valuation of the shares that it had the right to receive; and (ii)$1,177 as a long term receivable.

As of March 31, 2014, management revalued the derivative at $2,258 using publicly available trading data and recognized a fair value loss of $1,188 in the condensed consolidated statement of operations. The management reassessed the recoverable amount of the receivable and recognized an impairment loss of $972 in the condensed consolidated statement of operations under “Impairment loss and loss on sale of vessel.”

In April 2014, Navios Acquisition agreed to sell the receivable for $2,463 and the cash was received within the second quarter of 2014.

NOTE 12: TRANSACTIONS WITH RELATED PARTIES

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings. The $40,000 facility has a margin of LIBOR plus 300 bps and a pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. As of June 30, 2014, there was no outstanding amount under this facility.

Management fees: Pursuant to a Management Agreement dated May 28, 2010 as amended on May 4, 2012 (the “Management Agreement”), Navios Holdings provided for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee through May 28, 2014. This daily fee covered all of the vessels’ operating expenses, other than certain fees and costs. Drydocking expenses were fixed for the first four years under this agreement for up to $300 per LR1 and MR2 product tanker vessel and were reimbursed at cost for VLCC vessels.

In May 2014, Navios Acquisition extended the duration of its existing Management Agreement with Navios Holdings, until May 2020 and fixed the fees for ship management services of its owned fleet for two additional years through May 2016 at current rates for product tanker and chemical tanker vessels, being $6.0 daily rate per MR2 product tanker and chemical tanker vessel and $7.0 daily rate per LR1 product tanker vessel and reduced the rate by 5% to $9.5 daily rate per VLCC vessel. Drydocking expenses under this Management Agreement will be reimbursed at cost at occurrence for all vessels.

Effective March 30, 2012, Navios Acquisition can, upon request to the Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the Management Agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing as of September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully, for any fixed management fees outstanding for a period of not more than nine months under the Management Agreement at a later date, but not later than December 31, 2014, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for each of the three month periods ended June 30, 2014 and 2013 amounted to $23,787 and $15,826, respectively. Total management fees for each of the six month periods ended June 30, 2014 and 2013 amounted to $46,087 and $29,924, respectively.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the six month periods ended June 30, 2014 and 2013 the administrative services rendered by Navios Holdings amounted to $3,498 and $1,414, respectively. For the three month periods ended June 30, 2014 and 2013 the administrative services rendered by Navios Holdings amounted to $1,803 and $754, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

In May 2014, Navios Acquisition extended the duration of its existing Administrative Services Agreement with Navios Holdings, until May 2020 pursuant to its existing terms.

Balance due to related parties: Amounts due to related parties as of June 30, 2014 and December 31, 2013 was $14,269 and $7,992, respectively, of which the current account payable to Navios Holdings and its subsidiaries was $7,100 and $2,848, respectively, and the long term payable was $7,169 and $5,144, respectively. The balance mainly consisted of management fees administrative fees, drydocking costs and other expenses.

Omnibus agreement: Navios Acquisition entered into the Acquisition Omnibus Agreement with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Revolving Loans to Navios Europe: Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) up to $24,100 to fund working capital requirements under the Navios Revolving Loans. See Note 7 for the Investment in Navios Europe and respective ownership interests. The Navios Revolving Loans earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. As of June 30, 2014, Navios Acquisition’s portion of the outstanding amount relating to the investment in Navios Europe was $4,750, under caption “Investment in affiliates” and the outstanding amount relating to the Navios revolving loans was $5,491, under caption “Loan receivable from affiliates.” As of June 30, 2014, the amount undrawn from the revolving facility was $12,540 of which Navios Acquisition was committed to fund $5,957.

NOTE 13: COMMITMENTS AND CONTINGENCIES

As of June 30, 2014, Navios Acquisition committed for future remaining contractual deposits for the vessels to be delivered on various dates through June 2015.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date of the financial statements were prepared. In the opinion of the management, the ultimate disposition of these matters individually and in aggregate will not materially affect the Company’s financial position, results of operations or liquidity.

The future minimum commitments by period as of June 30, 2014, of Navios Acquisition under its contractual obligations, are as follows:

Amount
June 30, 2015	$120,955
December 31, 2015	44,310

Total	$165,265

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 14: PREFERRED AND COMMON STOCK

Preferred Stock

As of June 30, 2014, the Company was authorized to issue 10,000,000 shares of $0.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

Redeemable Convertible Preferred Stock

On each of August 31, 2012, October 31, 2012, February 13, 2013 and April 24, 2013, Navios Acquisition issued 300 shares of its authorized Series D Preferred Stock (nominal and fair value $3,000) to a shipyard, in partial settlement of the purchase price of each of the newbuilding LR1 product tankers, Nave Cassiopeia, Nave Cetus, Nave Atropos and Nave Rigel. The preferred stock includes a 6% per annum dividend payable quarterly, starting one year after delivery of each vessel. The Series D Preferred Stock will mandatorily convert into shares of common stock 30 months after issuance at a price per share of common stock equal to $10.00. The holder of the preferred stock shall have the right to convert such shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $7.00 per share of common stock. The Series D Preferred Stock does not have any voting rights. Navios Acquisition is obligated to redeem the Series D Preferred Stock (or converted common shares) at holder’s option exercisable beginning on 18 months after issuance, at par payable at up to 12 equal quarterly installments.

The fair value was determined using a combination of Black Scholes model and discounted projected cash flows for the conversion option and put, respectively. The model used takes into account the credit spread of Navios Acquisition, the volatility of its stock, as well as the price of its stock at the issuance date. The convertible preferred stock is classified as temporary equity (i.e., apart from permanent equity) as a result of the redemption feature upon exercise of the put option granted to the holder of the preferred stock.

As of each of June 30, 2014 and December 31, 2013, there were 4,540 shares of preferred stock issued and outstanding.

As of each of June 30, 2014 and December 31, 2013, 1,200 shares of Series D Preferred Stock were outstanding.

	Preferred Stock
	Number of preferred shares	Amount
Balance at December 31, 2012	600	$6,000

Issuance of preferred stock subject to redemption	600	6,000

Balance at December 31, 2013	1,200	$12,000

Balance at June 30, 2014	1,200	$12,000

Stock based compensation

In October 2013, Navios Acquisition authorized and issued to its directors in the aggregate of 2,100,000 restricted shares of common stock and options to purchase 1,500,000 shares of common stock having an exercise price of $3.91 per share and an expiration term of 10 years. These awards of restricted common stock and stock options are based on service conditions only and vest over a period of over three years. The holders of restricted stock are entitled to dividends paid on the same schedule as paid to the common stockholders of the company. The fair value of restricted stock is determined by reference to the quoted stock price on the date of grant of $3.99 per share (or total fair value of $8,379).

The fair value of stock option grants is determined with reference to option pricing model, and principally adjusted Black-Scholes models, using historical volatility, historical dividend yield, zero forfeiture rate, risk free rate equal to 10-year US treasury bond and the simplified method for determining the expected option term since the Company does not have sufficient historical exercise data upon which to have a reasonable basis to estimate the expected option term. The fair value of stock options was calculated to $0.79 per option (or $1,188). Compensation expense is recognized based on a graded expense model over the vesting period of three years from the date of the grant.

The effect of compensation expense arising from the stock-based arrangements described above amounted to $2,900, for the period ended June 30, 2014, and was reflected in general and administrative expenses on the statement of operations. The recognized compensation expense for the year was presented as adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

There were no restricted stock or stock options exercised, forfeited or expired during the six month period ended June 30, 2014. Restricted shares outstanding and non-vested amounted to 2,100,000 shares as of June 30, 2014 and the number of stock options outstanding as of June 30, 2014 amounted to 1,500,000. There were no stock options exercisable as of June 30, 2014.

The estimated compensation cost relating to service conditions of non-vested (a) stock options and (b) restricted stock not yet recognized was $693 and $4,886, respectively, as of June 30, 2014 and is expected to be recognized over the weighted average period of 2.32 years. The weighted average contractual life of stock options outstanding as at June 30, 2014 was 9.3 years.

Common Stock

On February 20, 2014, Navios Acquisition completed the public offering of 14,950,000 shares of its common stock at $3.85 per share, raising gross proceeds of $57,556. These figures include 1,950,000 shares sold pursuant to the underwriters’ option, which was exercised in full. Total net proceeds of the above transactions, net of agents’ costs of $3,022 and offering costs of $247, amounted to $54,287.

As of June 30, 2014, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock.

NOTE 15: SEGMENT INFORMATION

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Acquisition’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Tanker vessels operate worldwide. Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Asia	$41,125	$39,057	$84,323	$76,681
Europe	9,643	5,341	17,030	8,828
United States	11,474	2,659	21,858	5,720

Total	$62,242	$47,057	$123,211	$91,229

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 16: LOSS PER COMMON SHARE

Loss per share is calculated by dividing net loss available to common stockholders by the weighted average number of shares of common stock of Navios Acquisition outstanding during the period.

Potential common shares of 14,406,286 for the six month period ended June 30, 2014, and 7,892,000 for the six month period ended June 30, 2013 (which include Series A, Series B, Series C and Series D Preferred Stock, Restricted Stock and Stock Options, wherever applicable) have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted loss per share.

	For the Three	For the Three	For the Six	For the Six
	Months Ended	Months Ended	Months Ended	Months Ended
	June 30,	June 30	June 30,	June 30,
	2014	2013	2014	2013
Numerator:
Net loss attributable to common stockholders	$(2,804)	$(1,536)	$(15,622)	$(801)
Dividend declared on preferred shares Series B	(27)	(27)	(54)	(54)
Dividend declared on Series D preferred shares	(168)	—	(279)	—
Dividend declared on restricted shares	(105)	—	(210)	—
Undistributed loss attributable to Series C participating preferred shares	151	122	825	34

Loss attributable to common stockholders, basic and diluted	$(2,953)	$(1,441)	$(15,340)	$(821)
Denominator:
Denominator for basic net loss per share — weighted average shares	149,564,942	90,215,506	145,352,511	72,143,198
Denominator for diluted net loss per share — adjusted weighted average shares	149,564,942	90,215,506	145,352,511	72,143,198
Basic net loss per share	$(0.02)	$(0.02)	$(0.11)	$(0.01)
Diluted net loss per share	$(0.02)	$(0.02)	$(0.11)	$(0.01)

NOTE 17: INCOME TAXES

Marshall Islands, Cayman Islands, British Virgin Islands, and Hong Kong, do not impose a tax on international shipping income. Under the laws of Marshall Islands, of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in the daily management fee.

As of January 1, 2013, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessels’ tonnage. The payment of such duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. The amount included in Navios Acquisition’s statement of operations for the six months ended June 30, 2014 and 2013, related to the Greek Tonnage tax was $108 and $67, respectively, and for the three months ended June 30, 2014 and 2013, related to the Greek Tonnage tax was $53 and $47, respectively.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Navios Acquisition’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. Subject to proposed regulations becoming finalized in their current form, the management of Navios Acquisition believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like Navios Acquisition, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except share and per share data)

NOTE 18: RECENT ACCOUNTING PRONOUNCEMENTS

The FASB issued No.ASU 2014-08 “Presentation of Financial Statements and Property, Plant and Equipment” changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. We plan to adopt No.ASU 2014-08 effective January 1, 2015.

The FASB issued ASU No.2014-09 “Revenue from Contracts with Customers” clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. We are currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.

NOTE 19: SUBSEQUENT EVENTS

In July 2014, Navios Acquisition, entered into a term loan facility of up to $132,413 (divided into eight tranches) with Deutsche Bank AG Filiale Deutschlandgeschäft and Skandinaviska Enskilda Banken AB for the (i) refinancing of the purchase price for one very large crude carrier and two MR2 product tankers, (iii) post-delivery financing of two newbuilding MR2 product tankers, and (iii) the refinancing of an existing facility with Deutsche Bank AG Filiale Deutschlandgeschäft for three MR2 product tankers. Each tranche of the facility is repayable in 20 equal quarterly installments of between approximately $344 and $895, each with a final balloon repayment of the balance to be repaid on the last repayment date. The maturity of the loan is July 18, 2019. The first three tranches of the facility bear interest at LIBOR plus 325 bps per annum and the fourth through eighth tranches bear interest at LIBOR plus 310 bps per annum. The agreement also requires compliance with certain financial covenants.

On July 21, 2014, Navios Acquisition took delivery of the Nave Electron, a 2002-built VLCC of 305,178 dwt for a purchase price of $41,000. The Nave Electron has been provided as collateral under the 8.125% First Priority Ship Mortgage Notes due 2021, in place of the Nave Dorado and the Nave Lucida (MR2 product tankers).

On August 11, 2014, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2014 of $0.05 per share of common stock payable on October 2, 2014 to stockholders of record as of September 17, 2014. The declaration and payment of any further dividends remain subject to the discretion of the Board of Directors and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: August 21, 2014